FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For August 6, 2009

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Agreement to Sell Former Manufacturing Facility for $7.3 Million

MACAO--(BUSINESS WIRE)--August 6, 2009--Deswell Industries, Inc. (Nasdaq: DSWL) today announced that it had entered into an agreement with a third party to sell real property in Shekou, Shenzhen, China that was formerly used for its plastic injection molding operations for approximately $7.3 million.

Deswell originally purchased the property, which consists of approximately 112,900 square feet of manufacturing space, in fiscal 2000 for approximately $1,461,000. In 2007, the company completed the transition of its injection molding plastic manufacturing operations to a newly constructed and substantially larger facility in Houjie, Dongguan, China, closed the Shekou plant and since then has held it for sale.

The sale is expected to close after required local government transfer and other approvals have been obtained and is targeted to occur by the end of November 2009. If the sale of the Shekou property closes as currently anticipated, Deswell expects to record a gain on the sale, net of transaction costs in the Company’s financial statements during the third fiscal quarter ending December 31, 2009, in which the closing occurs.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

CONTACT:
Institutional Marketing Services (IMS)
John Nesbett/Jennifer Belodeau
203-972-9200

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by
/s/ Richard Lau
Richard Lau Chairman

Date: August 6, 2009